FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR May 11, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                FORM  51-102F3

                            MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         May 10, 2007


Item 3   News Release
         ------------

         Issued May 10, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

BUENOS AIRES AND VANCOUVER, BC, May 10, 2007 -Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, and its subsidiary Dynamotive Latinoamericana S.A., have signed an agreement with the Provincial Government of Corrientes in Argentina, and the engineering firm TECNA to develop up to six biofuel plants.
The joint focus of the four-party agreement is to tackle environmental issues arising from vast stockpiles of decomposing wood waste and substantially increase electricity generating capacity in this forested region of Argentina. The agreement is subject to further negotiation and execution of definitive and binding agreements, as well as the conclusion of suitable financial arrangements which are currently under discussion. It is proposed the first two facilities will produce 'green' electricity using BioOil for fuel and will be in Virasoro and Santa Rosa, about 500 miles north of Buenos Aires. They will each provide a minimum of six to eight megawatts (MW) of export capacity. The remaining four plants would be for BioOil production only.


Item 5   Full Description of Material Change
         -----------------------------------

5.1   Full Description of Material Change

BUENOS AIRES AND VANCOUVER, BC, May 10, 2007 -Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, and its subsidiary Dynamotive Latinoamericana S.A., have signed an agreement with the Provincial Government of Corrientes in Argentina, and the engineering firm TECNA to develop up to six biofuel plants.

The joint focus of the four-party agreement is to tackle environmental issues arising from vast stockpiles of decomposing wood waste and substantially increase electricity generating capacity in this forested region of Argentina.

The agreement is subject to further negotiation and execution of definitive and binding agreements, as well as the conclusion of suitable financial arrangements which are currently under discussion.

It is proposed the first two facilities will produce 'green' electricity using BioOil for fuel and will be in Virasoro and Santa Rosa, about 500 miles north of Buenos Aires. They will each provide a minimum of six to eight megawatts (MW) of export capacity. The remaining four plants would be for BioOil production only.

The entire six-plant project cost is projected to be between US $120 and $140 million. Funding is anticipated to be provided by a group of banks and other private sources.

The joint announcement was made at the First Biofuels Congress of the Americas being held in the Argentinian capital, Buenos Aires, and attended by world political leaders and industrialists. Those present at the signing were: Governor Arturo Alejandro Colombi, Regional Secretary Major Developments (Subsecretario Regional De Grandes Emprendimientos); Dr. Sergio Cangiani, Minister for Public Works; Dr. Marcello Valcioni, representatives of the municipalities of Governor Virasoro; Dynamotive President and CEO, Andrew Kingston; Raul Parisi, Vice President, Dynamotive Latinoamericana, and directors of Dynamotive's partner, TECNA, Carlos Grimaldi, and Eduardo Carrone.

Governor Colombi stated "For us, the agreement signed with Dynamotive signifies another step along the path of economic growth and environmental husbandry that our administration is engaged upon.

"We are very pleased that Dynamotive has chosen our province to establish the first plants in the country and it reflects well on the legal and economic framework that we have established to facilitate investment and encourage economic activity in our province."

Dynamotive President and CEO, Andrew Kingston, said "This has the potential to be our biggest project to date and one we feel could pave the way for additional such projects in South America which is becoming keenly aware of its biomass assets and the opportunities they afford for producing renewable, clean energy and reducing dependency on fossil fuel imports used in industry.

"The project in Corrientes has major potential environmental benefits, starting with the reduction of the enormous stockpiles of aging sawdust waste. This waste is also burned without deriving any energy benefit and emits large quantities of carbon dioxide. As this biomass waste deteriorates, it also releases toxic compounds into water, land and the air, including cetanol, which poses a risk to local water resources, and methane, a major greenhouse gas."

Kingston said the BioOil plants, which are carbon and greenhouse gas neutral, are planned for forestry communities where little or no electricity is available at present. "BioOil is an excellent gas turbine fuel as we have demonstrated with our 2.5 MW plant in West Lorne, Ontario, where BioOil is produced from sawdust.

"Producing power cost-effectively and cleanly is one of the keys to economic prosperity and security whether in Argentina or any other country. Argentina is blessed with considerable forest resources and now it will be able to derive considerable benefit from these forest residues."

Kingston concluded: "Our fast-pyrolysis technology, based on a throughput of about 200 tonnes of biomass daily, is a proven and highly cost effective method of turning agricultural and forest residues into power and renewable industrial fuel. Furthermore, we have pioneered the technology as a readily-transportable series of modules that can be installed virtually anywhere in the world."

5.2   Disclosure for Restructuring Transactions

      N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         May 10, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Andrew Kinston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO

    DYNAMOTIVE ENERGY SYSTEMS CORPORATION    News Release:  May 10, 2007

              DYNAMOTIVE AND ARGENTINE PROVINCE OF CORRIENTES
         IN 'ENVIRONMENTAL' PROJECT FOR UP TO SIX BIOFUEL PLANTS

BUENOS AIRES AND VANCOUVER, BC, May 10, 2007 -Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, and its subsidiary Dynamotive Latinoamericana S.A., have signed an agreement with the Provincial Government of Corrientes in Argentina, and the engineering firm TECNA to develop up to six biofuel plants.

The joint focus of the four-party agreement is to tackle environmental issues arising from vast stockpiles of decomposing wood waste and substantially increase electricity generating capacity in this forested region of Argentina.

The agreement is subject to further negotiation and execution of definitive and binding agreements, as well as the conclusion of suitable financial arrangements which are currently under discussion.

It is proposed the first two facilities will produce 'green' electricity using BioOil for fuel and will be in Virasoro and Santa Rosa, about 500 miles north of Buenos Aires. They will each provide a minimum of six to eight megawatts (MW) of export capacity. The remaining four plants would be for BioOil production only.

The entire six-plant project cost is projected to be between US $120 and $140 million. Funding is anticipated to be provided by a group of banks and other private sources.

The joint announcement was made at the First Biofuels Congress of the Americas being held in the Argentinian capital, Buenos Aires, and attended by world political leaders and industrialists. Those present at the signing were: Governor Arturo Alejandro Colombi, Regional Secretary Major Developments (Subsecretario Regional De Grandes Emprendimientos); Dr. Sergio Cangiani, Minister for Public Works; Dr. Marcello Valcioni, representatives of the municipalities of Governor Virasoro; Dynamotive President and CEO, Andrew Kingston; Raul Parisi, Vice President, Dynamotive Latinoamericana, and directors of Dynamotive's partner, TECNA, Carlos Grimaldi, and Eduardo Carrone.

Governor Colombi stated "For us, the agreement signed with Dynamotive signifies another step along the path of economic growth and environmental husbandry that our administration is engaged upon.

"We are very pleased that Dynamotive has chosen our province to establish the first plants in the country and it reflects well on the legal and economic framework that we have established to facilitate investment and encourage economic activity in our province."

Dynamotive President and CEO, Andrew Kingston, said "This has the potential to be our biggest project to date and one we feel could pave the way for additional such projects in South America which is becoming keenly aware of its biomass assets and the opportunities they afford for producing renewable, clean energy and reducing dependency on fossil fuel imports used in industry.

"The project in Corrientes has major potential environmental benefits, starting with the reduction of the enormous stockpiles of aging sawdust waste. This waste is also burned without deriving any energy benefit and emits large quantities of carbon dioxide. As this biomass waste deteriorates, it also releases toxic compounds into water, land and the air, including cetanol, which poses a risk to local water resources, and methane, a major greenhouse gas."

Kingston said the BioOil plants, which are carbon and greenhouse gas neutral, are planned for forestry communities where little or no electricity is available at present. "BioOil is an excellent gas turbine fuel as we have demonstrated with our 2.5 MW plant in West Lorne, Ontario, where BioOil is produced from sawdust.

"Producing power cost-effectively and cleanly is one of the keys to economic prosperity and security whether in Argentina or any other country. Argentina is blessed with considerable forest resources and now it will be able to derive considerable benefit from these forest residues."

Kingston concluded: "Our fast-pyrolysis technology, based on a throughput of about 200 tonnes of biomass daily, is a proven and highly cost effective method of turning agricultural and forest residues into power and renewable industrial fuel. Furthermore, we have pioneered the technology as a readily-transportable series of modules that can be installed virtually anywhere in the world."

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the U.S., U.K. and Argentina. Its proprietary carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Dynamotive's website is at www.dynamotive.com

Contacts:

Diego Parisi, General Manager, Dynamotive Latinoamericana SA,
(54)-911-6093-5529

Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028.

Nathan Neumer, Director, Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.

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